# SEC Schedule 13D/A (Amendment No. 7) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Live Nation Entertainment, Inc., CIK 0001335258
CUSIP: 538034109
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 9348 Civic Center Drive, Beverly Hills, California (CA), 90210
Date of event which requires filing of this statement: 12/15/2025
Filed by CIK 0001560385
Persons authorized to receive notices and communications: Renee L. Wilm, CLO and CAO, Liberty Media Corporation, 12300 Liberty Boulevard, Englewood, Colorado (CO), 80112, (720) 875-5400

## Reporting persons
- Liberty Media Corporation (CIK 0001560385): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class); the aggregate amount excludes certain shares
  Comment: Note to Row 12: Excludes shares beneficially owned by the executive officers and directors of the Reporting Person.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: Live Nation Entertainment, Inc.
Address of issuer's principal executive offices: 9348 Civic Center Drive, Beverly Hills, California (CA), 90210
Comment: This statement on Schedule 13D/A relates to the shares of common stock, par value $0.01 per share (the "Common Stock"), of Live Nation Entertainment, Inc., a Delaware corporation (the "Issuer" or "Live Nation"). The statement on Schedule 13D originally filed with the Securities and Exchange Commission (the "SEC") with respect to the Issuer by Liberty Media Corporation, a Delaware corporation (the "Reporting Person" or "Liberty Media"), on January 22, 2013, as amended by Amendment No. 1 filed with the SEC on September 16, 2014, Amendment No. 2 filed with the SEC on November 3, 2014, Amendment No. 3 filed with the SEC on August 13, 2015, Amendment No. 4 filed with the SEC on September 30, 2015, Amendment No. 5 filed with the SEC on November 14, 2024 and Amendment No. 6 filed with the SEC on May 30, 2025 (together, the "Schedule 13D"), is hereby amended and supplemented to include the information set forth herein. This amended Statement on Schedule 13D/A constitutes Amendment No. 7 to the Schedule 13D (this "Amendment", and together with the Schedule 13D, this "Statement"). This Amendment is filed to report that the Reporting Person ceased to be the beneficial owner of more than five percent of the outstanding shares of Common Stock. Capitalized terms not defined herein have the meanings given to such terms in the Schedule 13D. Except as set forth herein, the Schedule 13D is unmodified.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information contained in Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following information:

On December 15, 2025, the Reporting Person completed the Split-Off of its Liberty Live Group. As a result of the completion of the Split-Off, the Reporting Person disposed of all of the shares of Common Stock beneficially owned by the Reporting Person and ceased to be the beneficial owner of any shares of Common Stock.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The Reporting Person is the beneficial owner of 0 shares of Common Stock, constituting 0% of the outstanding shares of Common Stock. Mr. Brian Deevy owns 10,805 shares of Common Stock as of the date hereof.
Number of shares as to which each person has sole or shared power to vote or dispose: To the Reporting Person's knowledge, Mr. Deevy has sole voting and dispositive power over the shares of Common Stock beneficially owned by him.
Transactions in the class effected during the past sixty days: Other than as described in this Amendment, no transactions in the Common Stock were effected by the Reporting Person or, to the best of its knowledge, any Schedule 1 persons, in the past 60 days.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: On December 15, 2025, the Reporting Person ceased to be the beneficial owner of more than five percent of the outstanding shares of Common Stock.

## Signatures
- Liberty Media Corporation: /s/ Brittany A. Uthoff, Brittany A. Uthoff/Vice President and Assistant Secretary (12/17/2025)